EXHIBIT 99.1

FSD Pharma Provides Update on its Investment in Celly Nutrition Corp. Who Secures Additional Financing to Launch unbuzzd™ Stick Packs this Month – Created by a World-Class Pharmaceutical Research & Development Team

Toronto, ON – August 9, 2024 – FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) (“FSD Pharma”), provides an update on its investment in Celly Nutrition Corp. (“Celly Nu”), a privately held Canadian company launching an innovative beverage product that can assist in Expediting Alcohol Metabolism and Faster Recovery from Alcohol Consumption.

On August 9, 2024, Celly Nutrition which is backed by a world-class pharmaceutical research & development team at FSD Pharma, operated by CEO John Duffy, formerly of Coca-Cola, and co-chaired by Gerry David the former CEO of Celsius Holdings (CELH) proudly announces the imminent launch of its revolutionary, great tasting and scientifically backed product, unbuzzd™. This milestone marks the beginning of a new era in recovery solutions with the introduction of convenient, grab-and-go stick packs. Designed by scientists for use anywhere, unbuzzd™ offers consumers an innovative approach to helping accelerate alcohol metabolism, restore mental clarity, and prepare for what’s next.

Today’s recovery drinks focus on alleviating the discomfort known as the “hangover.” However, unbuzzd™ aims to reshape this paradigm. unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly and drink refreshingly. unbuzzd appeals to a broad target audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Driven by science, unbuzzd™ is a proprietary blend of vitamins, minerals, and herbs designed to help restore mental alertness, improve cognition, and accelerate alcohol metabolism. This dual mode of action supports swift recovery from inebriation and has revolutionized alcohol consumption recovery.  Our world-class R&D team has dedicated themselves to creating this on-the-go, alcohol-reducing nutraceutical.

John Duffy, CEO of Celly Nutrition, shares his excitement about this significant milestone: “I am very proud of the Celly Nu and FSD Pharma teams for delivering on our promise of a great tasting and functional product built on science.  The successfully completed first production run of unbuzzd™ stick packs is one of the final steps before our August launch.”

Expected to launch in three packs and eighteen packs on Amazon later this month, these compact, slender packs are easy to carry in a pocket or purse, making them perfect for any situation. Whether it’s the end of a long day, a night out, a boozy lunch, the end of 18 holes, when you really enjoyed last night but your kids don’t care, you are getting wine drowsy with friends, you are about to give the best man’s wedding speech, your about to sit through a 3-hour show after cocktails, or just an early morning, unbuzzd™ is there to help manage the aftermath of alcohol consumption in as little as 30 minutes. Just add water, shake, and drink. It is your portable wingman for responsible alcohol consumption.

Celly Nutrition plans to add 12oz Ready to Drink (RTD) cans to the unbuzzd™ lineup later this year.

The coming launch of unbuzzd™ is being driven by the executive guidance of beverage industry luminaries like Gerry David, the former Chief Executive Officer at Celsius Holdings, Inc. where he helped build the foundation of what is today one of the most successful beverages over the past decade.  In addition, John Duffy, a seasoned executive with an extensive background at Coca-Cola Enterprises and The Coca-Cola Company is leading the charge as CEO.  They are actively supported by Kevin Harrington (known as the Inventor of the Infomercial, the Original Shark on Shark Tank, and the As Seen on TV Pioneer) and Dr. Eric Hoskins a Rhodes Scholar, Medical Doctor, and Ontario, Canada’s former Minister of Health responsible for North America’s largest health system.

In support of the upcoming launch of unbuzzd™, the Company also announces the closing of its first round of financing (the “First Tranche”). Under the First Tranche, the Company has issued 6,833,332 common shares for gross proceeds of US$203,469. No finder's fees were paid in connection with the First Tranche.

The First Tranche comprises the initial portion of the offerings, which are hereby extended to dates the Company may designate, under which the Company is selling (i) up to US$1,000,000 common shares of the Company at a price of US$0.03 per share, and (ii) up to US$3,000,000 common shares of the Company at a price of US$0.05 per share (the “Offerings”). The net proceeds from the Offerings will be used by the Company to advance its business plans and for general working capital purposes.  All securities issued under the First Tranche are subject to a hold period of four months plus one day from the closing date.

This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons as defined under applicable United States securities laws unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Celly Nutrition Corp.

Celly Nutrition stands as a pioneering force in the wellness and recovery supplement landscape. With a commitment to innovation and quality, the company has secured an exclusive global licensing agreement with FSD Pharma, harnessing cutting-edge alcohol metabolizing technology for recreational uses. This strategic move positions Celly Nutrition as a leader in the development of science-driven solutions designed to enhance individual health and recovery processes, marking a new era in the support of responsible alcohol consumption.

2

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) (“Lucid-MS”). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma has also licensed unbuzzd™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption for use in the consumer recreational sector, to Celly Nutrition Corp. (“Celly Nu”) and is entitled to a royalty on the revenue generated by Celly Nu from sales of products created using the technology rights granted under the licensing agreement. FSD Pharma continues its R&D activities to develop novel formulations for alcohol misuse disorders and continues the development of such treatments for use in the healthcare sector. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Cautionary Note Regarding Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “plans”, “expects”, “expected”, “scheduled”, “estimates”, “intends”, “anticipates”, “hopes”, “planned” or “believes”, or variations of such words and phrases, or states that certain actions, events or results “may”, “could”, “would”, “might”, “potentially” or “will” be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including those relating to future sales of Class B Shares under the ATM Offering, the offering price therefor and the use of proceeds thereof. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the CSE and Nasdaq; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the inability of the Company to sell under the ATM Offering or upon the terms outlined herein; the prices at which the Company may sell the Class B Shares in the ATM Offering; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

3

Further information regarding factors that may cause actual results to differ materially are included in the Company’s annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, the Prospectus and Registration Statement, each under the heading “Risk Factors”. This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Neither the CSE nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

4